FORM 4

[  ] Check box if no longer subject        ------------------------------------
     to Section 16. Form 4 or               OMB APPROVAL
     Form 5 obligations may                ------------------------------------
     continue. See Instruction 1(b)         OMB Number                3235-0287
                                            Expires:          December 31, 2001
                                            Estimated average burden
                                            hours per response .............0.5
                                           ------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

-------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*

     Apple                            Robert                            F.
     --------------------------------------------------------------------------
     (Last)                          (First)                         (Middle)

     InKine Pharmaceutical Company, Inc., Sentry Park East, 1720 Walton Road
     --------------------------------------------------------------------------
                                    (Street)

     Blue Bell,                       PA                          19422
     --------------------------------------------------------------------------
     (City)                         (State)                       (Zip)


-------------------------------------------------------------------------------
 2. Issuer Name and Ticker or Trading Symbol

    InKine Pharmaceutical Company, Inc. (INKP)
-------------------------------------------------------------------------------
 3. IRS or Social Security Number
    of Reporting Person (Voluntary)
-------------------------------------------------------------------------------
 4. Statement for Month/Year           |  5. If Amendment, Date of
                                       |     Original (Month/Year)
    9/2000                             |
-------------------------------------------------------------------------------
 6. Relationship of Reporting Person to Issuer (Check all applicable)

        [    ]  Director                     [     ]  10% Owner

        [  X ]  Officer                      [     ]  Other (specify below)
                 (give title below)

        Senior Vice President, Chief Financial Officer
-------------------------------------------------------------------------------
7.  Individual or Joint/Group Reporting
    (Check applicable line)

    [  X ]     Form Filed by One Reporting Person
    [    ]     Form Filed by More than One Reporting Person
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
TABLE I - Non-Derivative Securities Acquired, Disposed of,
          or Beneficially Owned
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security              |  2. Transaction Date      | 3. Transaction Code  | 4. Securities Acquired (A) or Disposed
   (Instr. 3)                     |     (Month/Day/Year)      |    Code              |    of (D) (Instr. 3, 4 & 5)
                                  |                           |    (Instr. 8)        |
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |                      |   Amount  |   (A) or (D) |     Price
Common Stock                      |   09/21/00 (FN1)          |          M           |   20,000  |        A     |     (FN1)
-----------------------------------------------------------------------------------------------------------------------------------
                                  |                           |                      |           |              |
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Security              | 5. Amount of Securities   | 6. Ownership Form:      | 7. Nature of Indirect Beneficial
   (Instr. 3)                     |    Beneficially Owned at  |    Direct (D) or        |    Ownership (Instr. 4)
                                  |    End of Month           |    Indirect (I)         |
                                  |    (Instr. 3 & 4)         |    (Instr. 4)           |
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock                      |     23,500                |       D                 |
===================================================================================================================================

*If the form is filed by more than one reporting person, see Instruction
 4(b)(v).
                                                                   (Over)
                                                          SEC 2270 (7/96)

-------------------------------------------------------------------------------
TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
-------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  |  2. Conversion or         | 3. Transaction Date     | 4. Transaction | 5. Number of Derivative
   (Instr. 3)                    |     Exercise Price of     |    (Month/Day/Year)     |    Code (Instr.|    Securities Acquired
                                 |     Derivative Security   |                         |    8)          |    (A) or Disposed of
                                 |                           |                         |                |    (D) (Instr. 3, 4 & 5)
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |     (A)     |    (D)
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to buy)      | $5.563                    |  9/21/00 (FN2)          |   A            |    35,000   |
-----------------------------------------------------------------------------------------------------------------------------------
Right to Receive Stock Grant     |                           |                         |                |             |
(Subject to performance goals)   | (FN1)                     |  9/21/00 (FN1)          |   M            |             |   20,000
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                           |                         |                |             |
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  | 6. Date Exercisable and      | 7. Title and Amount of Underlying    | 8. Price of  Derivative
   (Instr. 3)                    |    Expiration Date           |    Securities (Instr. 3 & 4)         |    Security (Instr. 5)
                                 |    (Month/Day/Year)          |                                      |
                                 |                              |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
                                 | Date          | Expiration   |     Title      |   Amount or Number  |
                                 | Exercisable   | Date         |                |   of Shares         |
                                 |               |              |                |                     |
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to buy)      | Presently     | 05/02/10     | Common Stock   |    35,000           |
-----------------------------------------------------------------------------------------------------------------------------------
Right to Receive Stock Grant     |               |              |                |                     |
(Subject to performance goals)   | (FN1)         | 05/02/10     | Common Stock   |    20,000           |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |               |              |                |                     |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |               |              |                |                     |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |               |              |                |                     |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |               |              |                |                     |
===================================================================================================================================

-----------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security  | 9. Number of Derivative      | 10. Ownership Form of Derivative     | 11. Nature of Indirect
   (Instr. 3)                    |    Securities Beneficially   |     Security: Direct (D) or          |     Beneficial Ownership
                                 |    Owned at End of Month     |     Indirect (I) (Instr. 4)          |     (Instr. 4)
                                 |    (Instr. 4)                |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
Stock Option (Right to buy)      |          35,000              |             D                        |
-----------------------------------------------------------------------------------------------------------------------------------
Right to Receive Stock Grant     |                              |                                      |
(Subject to performance goals)   |            0                 |             D                        |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                              |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                              |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                              |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                              |                                      |
-----------------------------------------------------------------------------------------------------------------------------------
                                 |                              |                                      |
===================================================================================================================================

Explanation of Responses:

     (FN1) The Issuer originally granted the Reporting Person the right to receive these shares on May 3, 2000, pursuant to Issuer's 1999 Equity Compensation Plan. The Reporting Person reported the original grant of this right as a derivative security on the Reporting Person's Form 5 for the fiscal year ended June 30, 2000. The vesting of this derivative security was subject to the achievement of certain performance based requirements. For purposes of
Section 16, following the achievement of certain performance based requirements, this derivative security is deemed to be converted into shares of Common Stock of the Issuer on the Transaction Date.

     (FN2) The Issuer originally granted the Reporting Person these options on May 3, 2000, pursuant to the Issuer's 1999 Equity Compensation Plan. The Reporting Person reported the original grant of these options on the Reporting Person's Form 5 for the fiscal year ended June 30, 2000. The vesting of these options was subject to the achievement of certain performance based requirements. For purposes of Section 16, following the achievement of certain performance based requirements, these options are deemed granted on the Transaction Date.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/  Robert F. Apple                                        October 10, 2000
------------------------------------                        -----------------
     **Signature of Reporting Person                               Date
     Robert F. Apple


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                          Page
                                                                SEC 2270 (7/96)